SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2004

THE ARISTOTLE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-14669	06-116854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 358-8000

(Former name or former address, if changed since last report)

Page 1 of 2 Pages

Item 7. Exhibits.

Exhibit 99.1 – Press release of The Aristotle Corporation, dated August 2, 2004.

Item 12. Disclosure of Results of Operations and Financial Condition.

On August 2, 2004, The Aristotle Corporation issued a press release announcing financial results for the quarter ended June 30, 2004, a copy of which is attached as Exhibit 99.1.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
           and Secretary

Date: August 2, 2004

EXHIBITS

Exhibit 99.1 Press release issued August 2, 2004.

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2004 Second Quarter Results

Stamford, CT, August 2, 2004 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the second quarter of 2004.

For the three months ended June 30, 2004, net sales increased 3.8% to $44.6 million from $43.0 million in the second quarter of 2003. Earnings before income taxes increased 11.1% to $6.1 million from $5.5 million in the 2003 second quarter, and net earnings increased to $3.7 million compared to $3.3 million. Net income applicable to common stockholders in the second quarter of 2004 was $1.6 million, or $.09 per diluted common share, which includes the accretion of $2.1 million of preferred dividends on the Series I and Series J preferred stocks issued on June 17, 2002. In the 2003 second quarter, net income applicable to common stockholders was $1.2 million, or $.07 per diluted common share. The prior year results also include the accretion of $2.1 million in preferred dividends.

For the six months ended June 30, 2004, net sales increased 6.7% to $83.6 million from $78.4 million in the first six months of 2003. Earnings before income taxes for year-to-date 2004 increased 27.4% to $11.1 million from $8.7 million in 2003, and net earnings increased to $6.8 million from $5.3 million. Including the accretion of $4.3 million of preferred dividends in each of the six-month periods of 2004 and 2003, net income applicable to common stockholders for year-to-date 2004 was $2.5 million, or $.14 per diluted common share, compared to $1.0 million, or $.06 per diluted common share for year-to-date 2003.

Although the reported net earnings for the second quarters of 2004 and 2003 are shown after-tax, approximately $1.8 million and $1.4 million, respectively, of cash from operations was retained in Aristotle as a result of the utilization of Federal net operating tax loss carryforwards ("NOL's"). In the six month periods of 2004 and 2003, approximately $3.3 million and $2.4 million, respectively, of cash from operations was retained as a result of this utilization of NOL's. Except for Federal alternative minimum tax obligations arising from limitations on the NOL's in 2004 and future years, Aristotle anticipates that the utilization of available NOL's to offset future Federal taxable income will result in Aristotle not using its cash resources to pay Federal income taxes for approximately the next three years. At June 30, 2004, the Condensed Consolidated Balance Sheet contains a net deferred tax asset of $20.0 million, net of a valuation allowance of $11.0 million. Substantially all of this net deferred tax asset relates to the NOL's. The valuation allowance has been established to reflect the estimate of NOL's that are expected to expire unutilized.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "We are pleased to report to our stockholders that earnings per diluted common share grew to $.09 in the second quarter from $.07 per diluted common share in the second quarter of 2003, and that through six months, Aristotle has increased its earnings per diluted common share to $.14, more than double the $.06 per share earned in the first six months of 2003. Please keep in mind that these positive results come at a time when most states continue to be severely challenged in their budget demands, which is a situation that could cause further pressures on certain areas of your Company's educational segment throughout the balance of the year. "

Mr. Lapin added, "While the earnings per share growth was aided by revenue growth of 3.8% and 6.7% for the second quarter and year-to-date periods, respectively, your Company continues to improve EBITDA at rates greater than its sales growth. For the current quarter and year-to-date periods, EBITDA increased by 8.2% and 23.4%, respectively. This performance improvement is driven by the expansion of proprietary product sales, particularly in the health care training product lines in domestic and international markets. In addition, cost control programs initiated in the past twelve months continue to provide efficiency gains in reported results."

Dean T. Johnson, Aristotle's Chief Financial Officer, noted, "A key strength of Aristotle's business is its ability to generate cash consistently. In the quarter ended June 30, 2004, Aristotle generated $5.9 million of cash from operations, compared to $5.1 million in the same period of 2003. Aristotle used the cash flow to reduce its revolving debt by $2.6 million in this year's second quarter. In addition to providing its working capital needs for the peak shipping season in the upcoming third quarter, future cash flow will be available as a capital resource for acquisition opportunities."

Mr. Johnson also noted, "The attached balance sheet presents the strong financial condition of your Company. At June 30, 2004, the reported tangible net worth, i.e. stockholders' equity less goodwill, was $51.1 million, increasing 11.2% from $46.0 million at the same time last year. And, in the past twelve months, Aristotle's total debt to equity ratio, i.e. total liabilities compared to total stockholders' equity, has improved to .8 to 1, compared to 1.2 to 1 at June 30, 2003."

In providing EBITDA information, Aristotle offers a non-GAAP financial measure to complement its condensed consolidated financial statements presented in accordance with GAAP. This non-GAAP financial measure is intended to supplement the reader's overall understanding of Aristotle's current financial performance. However, this non-GAAP financial measure is not intended to supercede or replace Aristotle's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Earnings to EBITDA" schedule below. EBITDA is defined as earnings before interest and other income, income taxes, depreciation and amortization.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical

technology and agricultural products. A selection of over 80,000 items is offered, primarily through catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Simulaids, Triarco, Summit Learning, Hubbard Scientific, Scott Resources, Spectrum Educational Supplies, Haan Crafts and To-Sew. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators and items for the agricultural, senior care and food industries. Aristotle has approximately 800 employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.1 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 shareholders of record.

Further information about Aristotle can be obtained on its website, at www.aristotlecorp.net.

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2004	**2003**	**2004**	**2003**
Net sales	$	44,612	42,961	83,632	78,402
Cost of sales		27,781	26,734	51,612	48,937
Gross profit		16,831	16,227	32,020	29,465
Selling and administrative expense		10,409	10,332	20,285	20,118
Earnings from operations		6,422	5,895	11,735	9,347
Other expense (income):					
Interest expense		289	371	602	679
Other, net		(9)	(6)	21	(55)
		280	365	623	624
Earnings before income taxes		6,142	5,530	11,112	8,723
Income taxes:					
Current		578	770	1,034	979
Deferred		1,806	1,414	3,275	2,446
		2,384	2,184	4,309	3,425
Net earnings		3,758	3,346	6,803	5,298
Preferred dividends		2,158	2,150	4,321	4,300
Net earnings applicable to common stockholders	$	1,600	1,196	2,482	998
Earnings per common share:					
Basic	$	.09	.07	0.15	.06
Diluted	$	.09	.07	0.14	.06
Weighted average common shares outstanding:					
Basic		17,111,607	17,031,687	17,105,304	17,031,687
Diluted		17,289,123	17,120,547	17,284,349	17,144,852

RECONCILIATION OF GAAP NET EARNINGS TO EBITDA
(in thousands)
(unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2004	**2003**	**2004**	**2003**
Net earnings	$	3,758	3,346	6,803	5,298
Add:					
Income taxes		2,384	2,184	4,309	3,425
Interest expense and other income		280	365	623	624
Depreciation and amortization		444	448	860	858
EBITDA	$	6,866	6,343	12,595	10,205

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets	June 30, 2004 (unaudited)	December 31, 2003	June 30, 2003 (unaudited)
Current assets:			
Cash and cash equivalents	$ 4,477	5,566	8,850
Accounts receivable, net	17,651	11,881	19,152
Inventories	36,241	29,157	34,705
Prepaid expenses and other	3,889	5,598	6,102
Refundable income taxes	-	344	-
Deferred income taxes	8,184	8,184	7,251
Total current assets	70,442	60,730	76,060
Property, plant and equipment, net	17,065	17,340	17,126
Goodwill	11,393	11,509	10,908
Deferred income taxes	11,806	15,081	19,315
Other assets	409	454	333
Total assets	$ 111,115	105,114	123,742
Liabilities and Stockholders' Equity			
Current liabilities:			
Current installments of long-term debt	$ 3,548	1,415	10,560
Trade accounts payable	11,048	5,874	12,216
Accrued expenses	5,067	4,537	3,798
Accrued dividends payable	2,158	2,154	2,150
Income taxes	16	-	690
Total current liabilities	21,837	13,980	29,414
Long-term debt, less current installments	26,799	31,290	37,463
Stockholders' equity:			
Preferred stock, Series I	6,580	6,412	6,280
Preferred stock, Series J	65,760	65,760	65,760
Common stock	171	171	170
Additional paid-in capital	1,184	860	512
Accumulated deficit	(10,775)	(13,257)	(15,626)
Accumulated other comprehensive loss	(441)	(102)	(231)
Total stockholders' equity	62,479	59,844	56,865
Total liabilities and stockholders' equity	$ 111,115	105,114	123,742